[Breyer & Associates  PC Letterhead]

May 7, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, NE.
Washington, D.C.  20549
Attn:       Michael F. Johnson, Esquire
Division of Corporation Finance

Re:           Banner Corporation
  Amendment No. 1 to Form S-3 (File No. 333-180925)

Dear Mr. Johnson:

On behalf of Banner Corporation (“Company”) enclosed is a copy of Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), which is being filed today via Edgar.

Amendment No. 1 has been marked to show all substantive changes from the initial  Registration Statement on Form S-3 filed on April 25, 2012.  The revisions contained in Amendment No. 1 were made primarily in response to comments received from the Securities and Exchange Commission.

Part II.  Information Not Required in Prospectus

Item 16.  Exhibits

Exhibit 5.1, page II-2

Comment No. 1 – Exhibit 5.1 has been revised to omit the language regarding the assumption of any of the material facts underlying the opinion in accordance with Section II.B.3.a of Staff Legal Bulletin No. 19.

*      *      *

Additionally, in response to the Staff=s request, the Company acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company=s filings; and (iii) the Company may not assert Staff

Securities and Exchange Commission
May 7, 2012

comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff=s assistance in reviewing Amendment No. 1, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

cc:          Mark Webb, Legal Branch Chief, Division of Corporation Finance, Securities and
   Exchange Commission
Mark J. Grescovich, President and Chief Executive Officer, Banner Corporation
Lloyd W. Baker, Chief Financial Officer, Banner Corporation
Albert H. Marshall, Vice President and Secretary, Banner Corporation